July 22, 2021

Jonathan Burr

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C.  20549

Re: RealyInvest NNN, LLC

Offering Statement on Form 1-A

File No. 024-11345

Dear Mr. Burr:

We are in receipt of your comment letter dated July 12, 2021 regarding the Amendment to the Offering Circular (“Offering Circular”) on form 1A filed by RealyInvest NNN, LLC (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Offering Circular (“Amended Offering Circular”) in response to your comments.  This replaces our prior filing and addresses the various issues which were previously raised.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment No. 6 to Offering Statement on Form 1-A filed April 9, 2021

General

Master Series Table, page 8

1.We note your response to comment 2 from our letter dated March 15, 2021, your response to comment 1, and your revisions to your offering circular. Please address the following:

•Please tell us and revise your filing to clarify whether or not management has determined the Starbucks property in Marietta, OH ("NNN-1 Property") to be a probable acquisition. In your response, provide additional detail of management's considerations in reaching its conclusion.

We have revised our disclosure to provide that the acquisition of the NNN-1 Property in Marietta, OH is probable.  The Company has fully negotiated the purchase and sale agreement and has put the property under contract. A copy of the Purchase and Sale Agreement is filed as an Exhibit to the Offering Circular.

•In light of your ability to obtain unaudited financial information, please further clarify for us how you were unable to obtain audited financial information for the NNN-1 Property.

The information that was provided by the seller was basic financial information prepared in a quickbooks format which had not been audited and could not be audited without extraordinary cost and expense.  If the Company were to require or even request that the seller provide audited financial statements or allow an audit to take place, the seller in this case would sell the property to another potential buyer, therefore this requirement exposes the Company to the very likely risk of losing the property to another potential buyer.

•Please tell us and revise your filing to clarify on which basis the financial information is based (i.e., U.S. GAAP, tax, etc.).

Yes, the financial information is based on U.S. GAAP format.

2.We note your response to comment 3 from our letter dated April 27, 2021.  In light of your inclusion of a dividend rate, please tell us what consideration you gave to including a distribution table in your offering circular.

The Company has added a distribution table to the offering circular.

NNN-1 Series, page 17

3.Please revise your disclosure to include a discussion of additional anticipated expenses and your basis for determining such expenses.  Your revisions should address, but not be limited to, the following:

•We note your disclosure that you will only consider NN properties with a third party warranty in place.  Please revise to disclose if such a warranty is in place or expected to be in place for the NNN-1 Property and disclose any related warranty expense to be incurred by the issuer.

•We note that you will use advances on a credit facility to acquire your properties. Please revise to disclose the terms and anticipated interest expense related to this credit facility.

We have added additional disclosure to include the fact that a roof warranty is in place and that we do not anticipate future warranty expenses.  We have attempted to clarify the previously provided disclosure which states that the credit facility will bear interest at a rate equal to the dividend rate.

Independent Auditors' Report, page F-1

4.We note that your auditors' consent dated May 6, 2021 did not address the substance of comment 6 from our letter dated April 27, 2021. The audit report date on page F-2 is February 15, 2021 and this date is inconsistent with the audit report date of February 25, 2021 disclosed within the consent. Please address this inconsistency in an amended filing.

The consent, dated July 21, 2021, has been updated and refers to financial statements as of February 15, 2021.

General

5.We note your response to comment 1. Please disclose the material terms of the letter of intent and include risk factor disclosure addressing the risks associated with the nonbinding letter of intent. Additionally, please provide detailed disclosure regarding the property and its location, the expected property management structure and any potential management fees following the acquisition of the property.

We have added additional disclosure to the amended offering circular.

We reiterate our request that the Commission provide the previously requested accommodation with respect to the acquisition of the NNN-1 Property and the requirement for audited financial information.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate
J. Martin Tate, Esq.